SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

 Yes ☐          No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: November 23, 2010

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 30, 2010

TO THE SHAREHOLDERS OF CIMATRON LTD.:

You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on December 30, 2010, at the Company's offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.
To reelect five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law - 1999 (the “Companies Law”) and who are not subject to reelection at this Meeting.

2.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2010 and until the next annual shareholders' meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

3.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than twenty-four hours before the meeting.

Shareholders of record at the close of business on November 22, 2010 will be entitled to notice of, and to vote at the meeting.

Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors Yossi Ben Shalom Chairman of the Board of Directors

Date: November 23, 2010

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 30, 2010

The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on December 30, 2010, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about November 25, 2010. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

Only holders of record of our ordinary shares at the close of business on November 22, 2010 are entitled to notice of, and to vote at, the Meeting. On November 22, 2010, 8,959,242 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution.  However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

The holders of 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 6, 2011 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2009 and the Consolidated Statement of Income for the year then ended. The Company has published its audited financial statements for the fiscal year ended December 31, 2009, on March 25, 2010. The report can be accessed at http://www.cimatron.com/Main/general.aspx?FolderID=21&lang=en under “Link to SEC”. You may request that a copy of the audited financial statement be mailed to you.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of November 22, 2010, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares
DBSI. Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,265,950	47.62%

William F. Gibbs 1 4017 N. Cedarpine Lane, Moorpark, CA 93021, California, U.S.A	1,501,667	16.56%

3Kotek 2 B.V Wielewaaleg 1, 4791, PD, Klundert, Netherlands 2	894,360	9.98%

All directors and executive officers as a group (9 persons) 3	5,875,117	64.79%

1           Includes an aggregate of 1,500,000 Ordinary Shares and 1,667 options to purchase Ordinary Shares beneficially held by William F. Gibbs.

2            Of such 894,360 Ordinary Shares, 854,360 Ordinary Shares are held by 3Kotek 2 B.V. ("Kotek") and 40,000 Ordinary Shares are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Mr. Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the Ordinary Shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the Ordinary Shares held by Kotek.

3           Includes footnote No. 1 and also includes an aggregate of 4,265,950 shares beneficially held by DBSI, by virtue of the positions held by certain of our directors on the board of directors of DBSI, as to which such individuals disclaim beneficial ownership.

PROPOSAL 1

ELECTION OF DIRECTORS

Our board of directors has nominated the persons named below for re-election to our board of directors until the next annual general meeting of the Company and until their respective successors are duly elected. The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. The following nominees who are currently our directors have advised us that they will continue to serve as directors if re-elected. According to recent amendments to the Companies Law, each nominee is required to sign a declaration that he/she meets all the requirements of a director under the Companies Law. All nominees below have previously signed such declarations, which will be available for review at the meeting.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	55
Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR), from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

Barak Dotan	42
Barak Dotan is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA), formerly CST and later managed private investments in high-tech and other areas. Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor’s degree in computer science and business administration.

William F. Gibbs	56
William F. Gibbs is the founder of Gibbs System, Inc. (aka Gibbs and Associates), the makers of GibbsCAM. He joined Cimatron in January 2, 2008, with the merger of Gibbs into Cimatron.  Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978. He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982.  He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984.  GibbsCAM, the 2nd generation Gibbs software, was first released in 1993.  Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

Yoel Rosenthal	55
Yoel Rosenthal has been the CFO of DBSI Investments Ltd. since 2001. Prior to joining D.B.S.I., Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber &Co. Prior to that he held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal holds an MBA from the University of California in Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

David Golan	69
David Golan has been a director on our board since 1992 and is a former Chairman of the board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings’ investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Clal Trading Ltd., a subsidiary of the IDB group. From 1992 to March 1997, he was Executive Vice President of Clal Trading. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master’s degree in business administration from New York University.

The Board of Directors recommends that the shareholders vote FOR the reappointment of the above mentioned as directors until the next annual general meeting of the Company and until their respective successors are duly elected.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the appointment Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of Barak Dotan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.”

RESOLVED, to approve the appointment of Yoel Rosenthal as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

Any shareholder communication regarding director nominees should be directed to Ilan Erez, Vice President of Finance and Chief Financial Officer, 11 Gush Etzion St., Givat Shmuel, Israel.

Our articles of association specify that the number of directors on our board will be at least two but not more than fifteen.

PROPOSAL 2
RE-APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2010 and for the period until the next annual shareholders meeting. The Audit Committee of our Board of Directors and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The fees paid to Brightman Almagor Zohar & Co. for the year 2009 audit services were $70 thousand and for the year 2009 tax services were $5 thousand. In the year ending December 31, 2009, Brightman Almagor provided no additional non-audit services.

The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company for the year ending December 31, 2010 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2010 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.”

By Order of the Board of Directors

Yossi Ben-Shalom CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date:    November 23, 2010